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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*

                            FIFTH DIMENSION INC.
           --------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, $.50 Par Value Per Share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 316711-10-0
           --------------------------------------------------------
                                 (CUSIP Number)

  Edward M. Gilbert, 330 Garfield Street, # 200, Santa Fe, New Mexico 87501
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               April 30, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 316711-10-0            SCHEDULE 13D             Page  2  of  5  Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     EDWARD M. GILBERT    ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF, RETIREMENT ACCOUNT
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 428,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0 SHARES (SEE ITEM 5 ATTACHED HERETO)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    428,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0 SHARES (SEE ITEM 5 ATTACHED HERETO)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   428,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
-------------------------------------------------------------------------------
(12) Check / / if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   39.1% (SEE ITEM 5 ATTACHED HERETO)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                   IN
-------------------------------------------------------------------------------


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                                                          Page  3  of  5  Pages


ITEM 1. SECURITY AND ISSUER

    This statement relates to the Common Stock, $.33-1/3 par value of the Issuer, Fifth Dimension, Inc., a New Jersey Corporation, (the "Common Stock"). The Issuer's principal executive offices are located at: 801 New York Avenue, Trenton, New Jersey 08638-3982.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The total purchase price of the 428,130 shares of Common Stock reported in this statement was $1,032,614.64. The source of these funds was $218,346.20 from Edward Gilbert's retirement account, and $814,268.44 from Mr. Gilbert's personal funds.

    The increased cost of the shares of Common Stock in the amount of $34,042.50 reflects Mr. Gilbert's purchase of an aggregate of 11,000 shares of the Common Stock all in market transactions for the price, plus commissions set forth below. The increased cost was paid by Mr. Gilbert as follows:

Date        Number      Price       Purchase                   Total
Purchased  of Shares  Per Share      Price    Commissions  Consideration
---------  ---------  ---------      -----    -----------  -------------

4/30/97        1,000      $4.00   $ 4,000.00       $80.00     $ 4,080.00
4/18/97        3,500      $3.08    10,780.00         0.00     $10,780.00
4/11/97        1,500      $3.48     5,212.50         0.00     $ 5,212.50
4/7/97         5,000      $2.81    14,050.00         0.00     $14,050.00
              ------      -----   ----------       ------     ----------
              11,000      $3.09   $34,042.50       $80.00     $34,122.50


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                                                          Page  4  of  5  Pages


ITEM 4.  PURPOSE OF TRANSACTIONS

    Mr. Gilbert may seek representation on the board of directors through the election of representatives of Mr. Gilbert as members of the board of directors. He may vote his shares to elect representatives as members of the Board of Directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) Mr. Gilbert beneficially owns 428,130 shares of Common Stock which constitutes 39.1% of the shares of Common Stock outstanding (exclusive of treasury shares ) at May 1, 1997. Mr. Gilbert has the sole power to vote and the sole power to dispose of all of these shares.

    (b) The following are the details of the filing of Schedule 13D and amendments thereto by Edward Gilbert with respect to the Common Stock:

Filing              Date Filed          Filer
------              ----------          -----

Schedule 13D        Apr. 18, 1991       Edward and Gail Gilbert
Amendment #1        Aug. 23, 1991       Edward and Gail Gilbert
Amendment #2        Sept. 30, 1991      Edward and Gail Gilbert
Amendment #3        Jan. 16, 1992       Edward Gilbert
Amendment #4        June 30,1992        Edward Gilbert
Amendment #5        Jan. 11, 1993       Edward Gilbert
Amendment #6        May 21, 1993        Edward Gilbert
Amendment #7        July 14, 1993       Edward Gilbert
Amendment #8        Nov. 2, 1993        Edward Gilbert
Amendment #9        Dec. 2, 1993        Edward Gilbert
Amendment #10       Dec. 18, 1993       Edward Gilbert
Amendment #11       Feb. 16, 1994       Edward Gilbert
Amendment #12       June 24, 1994       Edward Gilbert
Amendment #13       Oct. 25, 1994       Edward Gilbert
Amendment #14       March 31, 1995      Edward Gilbert
Amendment #15       May 19, 1995        Edward Gilbert
Amendment #16       Jan. 17, 1996       Edward Gilbert
Amendment #17       May 1, 1996         Edward Gilbert
Amendment #18       Dec. 16, 1996       Edward Gilbert
Amendment #19       Feb. 18,1997        Edward Gilbert


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                                                          Page  5  of  5  Pages


     During the past sixty (60) days, no transactions in the Common Stock were effected by Edward Gilbert, except as described in Item 3 above.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

________________________                ___________________________
Date                                    Edward M. Gilbert